December 24, 2009

VIA EDGAR TRANSMISSION AND FAX Mr. Larry Spirgel Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Ikanos Communications, Inc.
Definitive Proxy Statement filed on Form 14A, filed April 14, 2009
File No. 000-51532

Dear Mr. Spirgel:

Ikanos Communications, Inc. (“Ikanos” or the “Company”) is responding to the additional comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated December 14, 2009 concerning the Company’s Definitive Proxy Statement filed on April 14, 2009.

Response to Staff’s Comments

Definitive Proxy Statement; Executive Compensation Components, page 21.

1.	We have considered your responses to comment one from our letter dated November 17, 2009. We note your statement that your revenue and operating margin dollar targets from your internal Annual Operating Plan are never released to the public. As previously requested, please tell us how you calculate each revenue and operating results target. Explain whether these targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly disclosed figures. To the extent such targets are derived from publicly-disclosed figures, please specifically address how disclosure of these targets in future filings would cause you competitive harm. Explain how competitors could use your revenue and operating margin dollar targets to recruit employees away from your company. Furthermore, explain how competitors could use these targets “to pursue activities that are designed to prevent the company from achieving it strategies.” We note from your response that information regarding your financial targets may relate to products that are not public knowledge in terms of their life cycle and expected release dates, but it is not clear whether this analysis applies to disclosure of the targets from your internal Annual Operating Plan.

Response:

We respectfully submit that in future filings of our proxy statement, we will disclose our revenue and operating results targets to the extent such targets are derived from publicly-disclosed figures and are the basis for any specified portion of our executives’ performance-based compensation.

* * *

Ikanos Communications, Inc. again acknowledges that:

the Company is responsible for the adequacy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding our response to the Staff’s comments, please contact me at (510) 438-5330.

Sincerely, /s/ Cory Sindelar Cory Sindelar Chief Financial Officer